May 23, 2022
Re:
Duddell Street Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed May 9, 2022
File No. 333-261483

Keira Nakada
Lyn Shenk
Cara Wirth
Erin Jaskot
Office of Trade & Service
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Keira Nakada, Lyn Shenk, Cara Wirth and Erin Jaskot:
On behalf of Duddell Street Acquisition Corp. (the “Company” or “DSAC”), a company incorporated under the laws of Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 13, 2022 on the Company’s amendment No. 4 to registration statement on Form S-4 filed on May 9, 2022 (the “Registration Statement Amendment No. 4”). Concurrently with the submission of this letter, the Company is filling its fifth amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 5”) and certain exhibit via EDGAR to the Commission.
The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 5 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 5.
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Registration Statement Amendment No. 4 on Form S-4 Filed May 9, 2022
Background of the Business Combination, page 122
1. Please revise to disclose how the amount and value of the Bonus Shares and additional earnout tranche were determined. Please disclose any material negotiations or discussions surrounding these determinations.
In response to the Staff’s comment, the Company has revised the disclosure to address background relating to the discussions and determination of the Bonus Shares provision and the additional earnout tranche. The revised disclosure can be found on page 131 of the Registration Statement Amendment No. 5.
Certain Projected Financial Information, page 135
2. We note the Updated Projections included in this section. Please disclose the reasons and rationale for providing different line items than the original projections, including how potential investors can assess the changes from the original projections given the use of different line items. Additionally, please annotate the Updated Projections with footnotes, as appropriate, to explain the adjustments made to the line items and any material assumptions underlying the Updated Projections. Further, in the section titled “DSAC Board Reasons for the Approval of the Business Combination,” please disclose whether the DSAC Board considered the Updated Projections, any circumstances or events that occurred after March 7, 2022, the Bonus Shares and the additional earnout tranche and if so, please disclose whether the DSAC Board continues to recommend the transaction. If the DSAC Board did not consider these items, please revise to state as much and disclose why the DSAC Board continues to recommend the transaction without considering these items.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Updated Projections reflect different line items than the Initial Projections because the Initial Projections were prepared by management of FiscalNote and provided to the DSAC Board at its request for consideration prior to its decision to enter into the Business Combination Agreement on November 7, 2021, whereas the Updated Projections were prepared after completion of FiscalNote’s audit for the year ended December 31, 2021 and for the purposes of marketing a potential PIPE offering to potential third-party institutional PIPE investors. Notably, the Initial Projections were prepared (i) to reflect the estimated impact of pending and potential future acquisitions on FiscalNote’s business and (ii) assuming the execution of FiscalNote’s acquisition strategy over the forecast period specifically for consideration by the DSAC Board in connection with its decision to enter into the Business Combination Agreement. For example, the Initial Projections included “Total Pro Forma Revenue (inclusive of Acquisitions)” and “Total Pro Forma Gross Profit (inclusive of Acquisitions)”, which were intended to model this acquisition strategy in the future (based on stated assumptions) at the request of the DSAC Board and not with a view toward public disclosure. Conversely, the Updated Projections reflect the successful completion of certain acquisition targets during 2021 as described throughout the Registration Statement and were not prepared to model FiscalNote’s acquisition strategy in the future. Accordingly, the Company advises the Staff that the Updated Projections are not, nor were they ever intended to be, directly comparable to the Initial Projections. However, the Company acknowledges the Staff’s question regarding how potential investors can assess the changes between the Initial Projections and Updated Projections and respectfully advises the Staff that, to the extent line items are comparable between the Updated Projections and the Initial Projections, the Company has updated the respective line items in Registration Statement Amendment No. 5 to assist investors with the comparison. The Company further advises the Staff that it has added annotations regarding applicable line item adjustments and material assumptions as requested. Please see pages 137, 138 and 139 of the Registration Statement Amendment No. 5.
In addition, in response to the Staff’s comment, the Company has revised the disclosure in the section titled “DSAC Board Reasons for the Approval of the Business Combination” on page 132 of the Registration Statement Amendment No. 5.

3. We note that your original projections and your Investor Presentation, filed as Exhibit 99.1 to the Form 8-K filed on January 25, 2022, include projected “PF Revenue” through 2024 and the Investor Presentation also includes projected PF Revenue of $400 million for 2025. To the extent that “PF” stands for pro forma, please clearly state this. Please tell us why your Updated Projections do not include PF Revenue and PF Gross Profit and why you do not provide projected financial information for 2025. To the extent that you do not intend to update Total PF Revenue and Total PF Gross Profit, please make this clear in your disclosure and explain why such projections do not need to be updated. Please also tell us why you believe that the Updated Projections reflect FiscalNote’s anticipation of “relatively consistent revenue,” as you state on page 137, and whether this is true for PF Revenue as well.
The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that “PF” stands for pro forma and that the Company has revised the line item in the Initial Projections to clarify the same as well as included a related clarifying footnote to the Initial Projections on page 137 of the Registration Statement Amendment No. 5. Further, as noted in the Company’s response to Comment 2, the Initial Projections included “Total Pro Forma Revenue (inclusive of Acquisitions)” and “Total Pro Forma Gross Profit (inclusive of Acquisitions)”, which were included to model FiscalNote’s acquisition strategy in the future by assuming a certain number of acquisitions annually, however, FiscalNote does not intend to include these line items in public disclosure on a go-forward basis. Rather, FiscalNote intends to provide guidance consistent with the Updated Projections. In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Registration Statement Amendment No. 5 to make clear FiscalNote does not intend to update “Total Pro Forma Revenue (inclusive of Acquisitions)” and “Total Pro Forma Gross Profit (inclusive of Acquisitions)” and the basis for the same.
The Company respectfully advises the Staff that, as noted in footnote (3) to slide 19 of the Investor Presentation, filed as Exhibit 99.1 to the Form 8-K filed on January 25, 2022 (the “Investor Presentation”), 2025 pro forma run-rate revenue of $400 million is a target/goal of FiscalNote’s management based on assumptions regarding of FiscalNote’s acquisition pipeline outside of its projection period, which only extends through December 31, 2024, the related reconciliation of which is set forth on slide 58 of the Investor Presentation. Accordingly, the Company respectfully advises the Staff that it did not provide financial information for the year ending December 31, 2025 because that period was neither included in the Initial Projections nor the Updated Projections nor presented to the DSAC Board in its evaluation of the Business Combination.
Lastly, the Company respectfully advises the Staff that it has revised the Updated Projections to include revenue line items consistent with the Initial Projections (with the exception of “Total Pro Forma Revenue (inclusive of Acquisitions)”) in order to facilitate investor comparison of revenue between the Initial Projections and Updated Projections. As disclosed on page 138 of the Registration Statement No. 5, the Company advises the Staff that, while FiscalNote has not changed its long-term acquisition strategy, as discussed above, “Total Pro Forma Revenue (inclusive of Acquisitions)” and “Total Pro Forma Gross Profit (inclusive of Acquisitions)” were included in the Initial Projections to model FiscalNote’s acquisition strategy in the future by assuming a certain number of future acquisitions annually and not with a view toward ongoing public disclosure. Accordingly, neither “Total Pro Forma Revenue (inclusive of Acquisitions)” nor “Total Pro Forma Gross Profit (inclusive of Acquisitions)” were included in the Updated Projections.
4. You state that you determined to update your projections in connection with preparing an updated PIPE presentation in April 2022, yet the updated projections do not include circumstances or events after March 7, 2022. Please explain why the presentation is not updated through April. Please also describe, in an appropriate place in your prospectus, whether the updated projections were presented and if so, to whom, and please explain if this was a written communication made in reliance on Rule 165. If so, please explain why it was not filed in accordance with Rule 425.
The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Updated Projections do not include circumstances or events occurring after March 7, 2022 because, as noted on page 130 of the Registration Statement Amendment No. 5, that is the date on which a draft of the Updated Projections was sent to DSAC’s management and was therefore a necessary cut-off for the Updated Projections and, given FiscalNote management’s visibility into FiscalNote’s financial results for the year ended December 31, 2021 by such date, inclusive of relevant information at that time. The Company advises the Staff that it has revised the disclosure on page 130 of the Registration Statement Amendment No. 5 to clarify that the Updated Projections were made available to potential third party institutional PIPE investors beginning March 11, 2022 and presented during a series of meetings from that date and prior to April 26, 2022, the date FiscalNote and DSAC decided not to proceed with the PIPE financing and instead replace the PIPE with the Debt Financing.
The Company respectfully advises the Staff that, as noted above, the Updated Projections were presented to potential third party institutional PIPE investors under non-disclosure agreement during a series of meetings in March and April 2022 (but prior to April 26, 2022) (as opposed to existing Company shareholders) and the content of the communication was exclusively aimed at informing an investment decision in a capital-raising transaction (as opposed to a voting decision in the business combination transaction). Accordingly, the Updated Projections, when presented, were not a written communication made in reliance on Rule 165 and, therefore, not filed in accordance with Rule 425.
New FiscalNote Management After the Business Combination, page 270
5. We note that Vibha Jain is expected to become the Senior Vice President of People and Diversity, Equality, Inclusion, Belonging and Accessibility following the Business Combination. To the extent that there is any family relationship between Vibha Jain and Manoj Jain, your Chief Executive Officer, please revise to state as much. Refer to Item 401(d) of Regulation S-K. Additionally, to the extent there is a family relationship between Vibha Jain and Manoj Jain, please provide the information required by Item 404(a) of Regulation S-K.
The Company respectfully advises the Staff that there is no family relationship between Vibha Jain Miller and Manoj Jain. As such, no disclosure is required under Item 401(d) of Regulation S-K or Item 404(a) of Regulation S-K.
Exercise or Lapse of a DSAC Public Warrant, page 295
6. Please revise to remove the word “generally” in the statement that a “U.S. Holder generally will not recognize gain or loss upon the acquisition of a DSAC Class A ordinary share on the exercise of a DSAC warrant for cash.”
In response to the Staff’s comment, the Company has revised the disclosure, which can be found on page 302 of the Registration Statement Amendment No. 5.
Tax Consequences of the Receipt of Bonus Shares by Non-Redeeming Shareholders of DSAC Ordinary Shares, page 304
7. We note that the Bonus Shares are to be distributed following the Domestication and immediately prior to the consummation of the Business Combination. As such, please revise your disclosure in this section to clearly identify and articulate the opinion being rendered as to the tax consequences of issuing the Bonus Shares in connection with the Business Combination, and clearly state in both the disclosure and exhibit that this is the opinion of counsel, or tell us why you are not required to do so. To the extent that counsel is issuing a “should” opinion, please also revise to explain why counsel cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Please also add risk factor disclosure, as appropriate.
In response to the Staff’s comment, the Company revised the disclosure on pages 25 and 311 of the Registration Statement Amendment No. 5 to state that the receipt of Bonus Shares should not be a taxable transaction. The statement reflects a “should” level of comfort because there are no direct legal authorities that address the U.S. federal income tax consequences of the receipt of the Bonus Shares, and the Company included a statement in the disclosure to that effect. In response to the Staff’s comment, a risk factor was added on page 75 of the Registration Statement Amendment No. 5.
The introductory language under “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations to DSAC Security Holders” on page 299 of the Registration Statement Amendment No. 5 provides that that the statements in that section, including regarding the receipt of Bonus Shares, constitute the opinion of Davis Polk & Wardwell LLP. Exhibit 8.1 provides that the statements set forth in the Registration Statement under the heading “U.S. Federal Income Tax Considerations — U.S. Federal Income

Tax Considerations to DSAC Security Holders” constitute the opinion of Davis Polk & Wardwell LLP, and the exhibit was revised to clarify that the opinion set forth in the tax disclosure includes the statements regarding the receipt of the Bonus Shares.
Exhibits
8. We note that the opinion provided in Exhibit 8.3 states that “PRC” does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan. Please revise so that the PRC is defined to include each of these regions.
The Company clarifies to the Staff that the primary purpose of Exhibit 8.3 PRC legal opinion is to address the substantive disclosure in the Registration Statement as to whether any prior approval or permission is required by government authorities in China, mainly including the CSRC and the CAC, to consummate the Business Combination or issue the securities being registered to investors outside of the PRC pursuant to the Company’s proxy statement/prospectus (the “Transactions”). As such, PRC is defined as mainland China for the purpose of Fangda Partners’ opinion. We are not aware of any Hong Kong, Macau or Taiwan law or regulation that requires prior approval or permission of the Transactions and full disclosure has been made in the Registration Statement with respect to regulatory approval matters relating to the Transactions.
General
9. Please revise throughout, including on the prospectus cover page and elsewhere that the Bonus Shares are discussed, to clearly state that the Sponsor, its affiliates and the Backstop Parties will receive Bonus Shares in the same manner as other non-redeeming shareholders. Please explain that such parties have already agreed not to redeem their shares, and therefore the receipt of Bonus Shares does not incentivize them not to redeem. Please clearly indicate, and quantify as appropriate, the additional benefit that the Sponsor, affiliates, and Backstop Parties will receive from the Bonus Shares, and indicate how it will increase their total holdings following the business combination depending on the level of redemptions. Please also disclose, to the extent accurate, that in other SPAC business combination transactions that have used Bonus Shares, the sponsor and affiliates generally do not receive such shares.
In response to the Staff’s comment, the Company has revised the disclosure, which can be found on the prospectus cover page and pages 44, 58, 61, 143 and 154 of the Registration Statement Amendment No. 5.
10. Please ensure that the ownership of the various holders of New FiscalNote following the closing, as disclosed throughout the prospectus, takes into account the issuance of the Bonus Shares. Please also include a separate line in the ownership tables, such as the table on page 16, which separately shows the Bonus Shares that will be issued to non-redeeming holders, the sponsor and affiliates, and the Backstop Parties. Please also clarify and clearly disclose throughout whether the amount owned by the “Sponsor and Affiliates” includes the amount that Maso Capital Investments Limited and Blackwell Partners LLC — Series A and Star V Partners LLC will own pursuant to the Backstop Agreement.
In response to the Staff’s comment, the Company has various the disclosure on the Cover Pages, Letter to Shareholders and on pages 2, 16, 18, 35, 61, 147, 189 and 248 of the Registration Statement Amendment No. 5.
11. You disclose that FiscalNote could waive the minimum proceeds condition but proceed with the Business Combination. You state that such a waiver could materially affect the business, financial condition and results of operations of New FiscalNote as it will have less funding available and may be required to significantly curtail or delay various operations. Please tell us whether you intend to resolicit shareholder approval if the minimum proceeds condition is waived.
The Company acknowledges the Staff’s comment. If the minimum proceeds condition is waived, the Company intends to resolicit shareholder approval. Accordingly, the Company has revised the disclosure on pages 31 and 60 of the Registration Statement Amendment No. 5.

12. We note your reference throughout to certain beliefs based on “inquiries with your PRC legal advisor.” Please revise to name the PRC legal advisor and file a consent of the PRC legal advisor.
In response to the Staff’s comments, please see revised disclosures on the prospectus cover page and page 47 of the Registration Statement Amendment No. 5, and a consent of Fangda Partners, the Company’s PRC legal advisor, in this regard has been included in its updated opinion filed as Exhibit 8.3.
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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) or Miranda So at +852-2533-3373 (miranda.so@davispolk.com), or Sabrina He at +86-10-8567-5017 (huiting.he@davispolk.com), or Haiyang Zhao at +852-2533-1026 (haiyang.zhao@davispolk.com).
Thank you for your time and attention.
Yours sincerely,
/s/ James C. Lin

James C. Lin
cc:
Manoj Jain, Chief Executive Officer

Duddell Street Acquisition Corp.
Tim Hwang, Chief Executive Officer
Paul Donnell, Chief Accounting Officer
FiscalNote Holdings, Inc.
Brandon J. Bortner, Esq.
Paul Hastings LLP
Derek White, CPA, Partner
Marcum LLP
Charles Carr, CPA, Partner
RSM US LLP